Division of Corporations
Delivered 03:55 PM 08/23/2017
FILED 03:55 PM 08/23/2017
SR 20175857623 - File Number 3488164

GLOBAL ARENA HOLDING, INC.

CERTIFICATE OF DESIGNATION,

PREFERENCES, RIGHTS AND LIMITATIONS OF SERIES "B" PREFERRED STOCK

Pursuant to Section 151 of the General Corporation Law of the State of Delaware

Global Arena Holding, Inc. (hereinafter referred to as the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware, in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, as amended, does HEREBY CERTIFY that the following resolution has been duly adopted by the Board of Directors of the Corporation:

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation by the provisions of the Certificate of Incorporation of the Corporation (the "Certificate of Incorporation"), there is hereby created, out of the two million (2,000,000) shares of Preferred Stock, par value $.001 per share, of the Corporation (the "Preferred Stock"), a series of Preferred Stock of the Corporation, to be designated "Series B Preferred Stock," consisting of two hundred fifty thousand (250,000) shares, which series shall have the following voting powers, designations, preferences and relative, participating, optional and other rights, and the following qualifications, limitations and restrictions (in addition to the powers, designations, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions, set forth in the Certificate of Incorporation which are applicable to the Preferred Stock):

SECTION 1. DESIGNATION AND SIZE OF ISSUE.

(A) The designation of the series of Preferred Stock shall be "Series B Preferred Stock" (herein referred to as the "Series B Preferred Stock"), and the number of shares constituting the Series B Preferred Stock shall be two hundred fifty thousand (250,000) shares.

(B) Any share of Series B Preferred Stock which, at any time, has been redeemed or otherwise reacquired by the Corporation shall, after such redemption or other acquisition, resume the status of authorized and unissued shares of Preferred Stock, without designation as to series, until such share is once more designated as part of a particular series by the Board of Directors.

SECTION 2. VOTING RIGHTS OF SPECIAL VOTING PREFERRED STOCK.

(A) GENERAL. The holders of the Series B Preferred Stock are not entitled to vote.

(B) SPECIAL CLASS VOTE. Notwithstanding the foregoing or any other provision of the Certificate of Incorporation, the Corporation shall not, without the consent of sixty-percent (60%) of the holders of the Series B Preferred Stock, voting as a separate class, (i) alter or change the provisions of the Certificate of Incorporation (whether by amendment, merger or otherwise) so as to adversely affect the voting powers, preferences or special rights of the Series B Preferred Stock, or (ii) create or issue additional shares of Series B Preferred Stock.

SECTION 3. LIQUIDATION. In the event of any liquidation, dissolution or winding up of the Corporation, the holders of the shares of Series B Preferred Stock shall not be entitled to participate in any distribution of assets of the Corporation. For the purposes of this Section 3, neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Corporation, nor the consolidation or merger of the Corporation with or into one or more other entities, shall be deemed to be a liquidation, dissolution or winding-up of the Corporation.

SECTION 4. DIVIDENDS. Commencing on the date of the issuance of any such shares of Series B Preferred Stock (each respectively an "Issuance Date"), Holders of Series B Preferred Stock are entitled to a cumulative stock dividend, up to a maximum of 10% additional common stock upon conversion after one year. Any calculation of the amount of such Dividends payable pursuant to the provisions of this Section 4 will be made based on a 365-day year, compounded quarterly beginning on the Issuance Date.

SECTION 5. CONVERSION OR EXCHANGE.

a. Subject to the terms and conditions hereof, one or more of the Series B Preferred Stock may be converted into common shares, at any time or times after the Issuance Date, at the option of Holder, by the Holder's delivery of a written notice to the Corporation (the "Conversion Notice"), of the Holder's election to convert the Series B Preferred Stock. The market price of the conversion shall be the lowest closing price during the five most recent trading days upon receipt of the Conversion Notice. Within ten business days after receipt of a Conversion Notice, the Corporation shall issue to the Holder of such Series B Preferred Stock a number of common shares equal to $10 at 90% market value or at $0.01 per share, whichever is higher.

b. No fractional common shares are to be issued upon conversion of Series B Preferred Stock.

c. If held in certificated form, the Holder shall be required to deliver the original certificates for the Series B Preferred Stock, or an affidavit of lost certificate, in order to effect a conversion hereunder.

d. Notwithstanding anything to the contrary contained in this certification, if at any time the Holder of Series B Preferred Stock shall or would be issued common shares pursuant to a conversion, but such issuance would cause the Holder (together with its affiliates) to own a number of shares exceeding 4.99% of the number of common shares outstanding on such date, the Corporation must not issue to the Holder common shares which would exceed the maximum percentage (the "Ownership Limitation Shares"). The Ownership Limitation Shares will be reserved by the Corporation for the exclusive benefit of the Holder. From time to time, the Holder may notify the Corporation in writing of the number of Ownership Limitation Shares that may be issued to the Holder without causing the Holder to exceed the maximum percentage. Upon receipt of such notice, the Corporation shall be unconditionally obligated to immediately issue such designated shares to the Holder, with a corresponding reduction in the number of the Ownership Limitation Shares.

SECTION 6. REDEMPTION. The shares of Series B Preferred Stock shall not be subject to redemption.

SECTION 7. TRANSFER PROVISIONS. The shares of Series B Preferred Stock, and any interest therein, may not be transferred, assigned or otherwise disposed of without the prior approval of the Board of Directors of the Corporation. Any attempted transfer, assignment or other disposition in violation of this provision shall be void and of no force or effect.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed and attested this 23rd day of August, 2017.

By: /s/ John Matthews
John Matthews
Chief Executive Officer

SECRETARY OF STATE
DIVISION OF CORPORATIONS
P.O. BOX 898
DOVER, DELAWARE 19903

9574745 08-28-2017

J.M. WALKER & ASSOCIATES
7841 S. GARFIELD WAY
CENTENNIAL, CO 80122

ATTN: JODY WALKER

DESCRIPTION		AMOUNT
3488164 - GLOBAL ARENA HOLDING, INC. 0151 Stock Designation		
	Stock Designation Fee	$5.00
	Receiving/Indexing	$115.00
	Surcharge Assessment-New Castle County	$6.00
	Page Assessment-New Castle County	$36.00
	Data Entry Fee	$5.00
	Court Municipality Fee, Wilm.	$20.00
	Expedite Fee, 24 Hour	$100.00
	TOTAL CHARGES	$287.00
	TOTAL PAYMENTS	$287.00
	BALANCE	$0.00